Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 14, 2023
Registration Statement No. 333-269624-01
HIGHWOODS REALTY LIMITED PARTNERSHIP
$350,000,000
7.65% Notes due 2034
Final Term Sheet
Dated: November 14, 2023

Issuer:	Highwoods Realty Limited Partnership
Security:	7.65% Notes due 2034
Format:	SEC Registered
Expected Ratings (Moody's/S&P)*:	Baa2 (stable) / BBB (stable)
Principal Amount:	$350,000,000
Maturity Date:	February 1, 2034
Trade Date:	November 14, 2023
Settlement Date (T+5):	November 21, 2023
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2024
Benchmark Treasury:	4.500% due November 15, 2033
Benchmark Treasury Price / Yield:	100-10 / 4.461%
Spread to Benchmark Treasury:	T + 337.5 bps
Yield to Maturity:	7.836%
Coupon:	7.65%
Public Offering Price:	98.672% of the principal amount, plus accrued interest, if any, from the Settlement Date
Optional Redemption Provisions:
Make-whole Call:	Make-whole call at any time prior to November 1, 2033 (the date that is three months prior to the maturity date, the “Par Call Date”), at the applicable Treasury Rate plus 50 basis points
Par Call:	On or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date
CUSIP / ISIN:	431282AU6 / US431282AU67
Joint Book-Running Managers:	PNC Capital Markets LLC BofA Securities, Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC Wells Fargo Securities, LLC Regions Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	FHN Financial Securities Corp. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
This communication is intended for the sole use of the person to whom it is provided by the issuer.

Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated November 14, 2023.
Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.
The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling PNC Capital Markets LLC toll-free at 1-855-881-0697, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, TD Securities (USA) LLC toll free at 1-855-495-9846 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.
We expect that delivery of the notes will be made to investors on or about November 21, 2023, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Because trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on any date prior to the second business day before delivery will be required, by virtue of the fact that notes initially will settle T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.